

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2018

Michael S. Lebby
Chief Executive Officer
Lightwave Logic, Inc.
369 Inverness Parkway, Suite 350
Englewood, Colorado 80112

      Re: Lightwave Logic, Inc.
           Registration Statement on Form S-3
           Filed May 2, 2018
           File No. 333-4614

Dear Mr. Lebby:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

                                   Division of Corporation Finance
                                   Office of Manufacturing and
                                   Construction